July 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Pigott

Re:	Elizabeth Arden, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed: July 11, 2016

File No. 001-06370

Dear Mr. Pigott:

On behalf of Elizabeth Arden, Inc. (“Elizabeth Arden”), a Florida corporation, we submit this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by Oscar E. Marina, Executive Vice President, General Counsel and Secretary of Elizabeth Arden, orally via telephone on July 14, 2016, relating to the above referenced preliminary proxy statement on Schedule 14A filed by Elizabeth Arden on July 11, 2016 (the “Proxy Statement”). In this letter, we have recited the Staff’s comment in italicized, bold type and have followed such comment with our response.

Concurrently with this letter, Elizabeth Arden is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) electronically via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of the Amended Proxy Statement marked to indicate changes from the version filed on July 11, 2016. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Proxy Statement. All references to page numbers in these responses are to the pages in the marked version of the Amended Proxy Statement.

Debt Financing

1.	Because the preliminary proxy statement mentions that the financing is not assured, it needs to include the information required by Item 14(c)(1) of Schedule 14A. The Staff directs your attention to Instruction 2(a) to Item 14 of Schedule 14A.

Response. In response to the Staff’s comment, Elizabeth Arden respectfully submits that, in accordance with Instruction 2(a) to Item 14 of Schedule 14A, the financial information required by Item 14(c)(1) of Schedule 14A about Revlon, Inc. (“Revlon”) and Revlon Consumer Products Corporation (“RCPC”) is not required because the financing for the transaction is “assured” for purposes of such Instruction and therefore information about Revlon and RCPC is not material to an informed voting decision of the security holders of Elizabeth Arden. Elizabeth Arden has revised the disclosure on pages 7 and 59 of the Amended Proxy Statement accordingly.

Instruction 2(a) to Item 14 of Schedule 14A provides, in relevant part, that in transactions in which the consideration offered to security holders consists solely of cash (as in the case of Elizabeth Arden’s security holders in connection with the merger described in the Proxy Statement), the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).”

The financing available to RCPC is assured for purposes of Instruction 2(a) to Item 14 of Schedule 14A for the following reasons:

•	As described on pages 7 and 58 of the Proxy Statement, on June 16, 2016, RCPC entered into a debt financing commitment letter to secure financing with Citigroup Global Markets Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Lenders”), internationally recognized financial institutions that have financed numerous transactions similar to the merger described in the Proxy Statement in a similar manner. Under the debt financing commitment letter, the Lenders have committed to RCPC to arrange and underwrite senior credit facilities in an aggregate amount of up to $2.6 billion. This amount is well in excess of the total funds needed to complete the merger, which are approximately $870 million (based on the amount required to refinance Elizabeth Arden’s existing indebtedness, and the number of shares of Elizabeth Arden common stock, Elizabeth Arden preferred stock and other equity-based interests outstanding as of June 16, 2016).

•	Elizabeth Arden specifically negotiated for representations from Revlon and RCPC regarding the availability of the financing. These representations are reflected in Section 5.6 of the merger agreement, and they include, among others, (i) a representation that Revlon and RCPC have no reason to believe that RCPC would be unable to satisfy on a timely basis any condition to closing it must satisfy in the debt financing commitment letter or the related fee letter on or prior to the closing date of the merger, (ii) a representation that, if the proceeds of the debt financing are funded in accordance with the debt financing commitment letter, it will (together with available cash of Revlon and its subsidiaries) constitute sufficient funds for the satisfaction of all Revlon’s and RCPC’s obligations under the merger agreement, (iii) representations relating to the effectiveness, enforceability and absence of any default under the debt financing commitment letter and the related fee letter and (iv) representations relating to the absence of contingencies related to the funding of the debt financing other than as set forth in the debt financing commitment letter and related fee letter.

•	Elizabeth Arden specifically negotiated for covenants from Revlon and RCPC regarding the availability of the financing. These covenants are described on pages 80 through 81 of the Proxy Statement, and they include, among others, Revlon’s and RCPC’s agreement to use specified efforts to (i) maintain in effect the debt financing commitment letter and fee letter, (ii) negotiate definitive agreements consistent with the terms and conditions contained in the debt financing commitment letter, (iii) satisfy on a timely basis all of its obligations under, and all conditions in, the debt financing commitment letter, the fee letter and the definitive agreements and (iv) upon satisfaction of all the conditions in the debt financing commitment letter, consummate the merger and cause each Lender to fund its portion of the financing commitment.

•	As described on pages 8, 59 and 85 through 86 of the Proxy Statement, the obligation of Revlon and RCPC to complete the merger is not conditioned on their receipt of the debt financing.

For the reasons described above, Elizabeth Arden respectfully submits that the financial information regarding Revlon and RCPC described in Item 14(c)(1) of Schedule 14A is not material to an informed voting decision of the security holders of Elizabeth Arden, and that the committed financing available to Revlon and RCPC is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A. Therefore, Elizabeth Arden believes that such information is not required to be disclosed in the Proxy Statement pursuant to Instruction 2(a) to Item 14 of Schedule 14A.

We thank the Staff for its attention and we look forward to hearing from you regarding the Amended Proxy Statement. If we can be of any assistance during the Staff’s review of the Amended Proxy Statement, please contact me by telephone at (212) 310-8552 or by e-mail at michael.aiello@weil.com or my partner Howard Chatzinoff at (212) 310-8340 or by email at howard.chatzinoff@weil.com.

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello
Weil, Gotshal & Manges LLP

Copies to:

Oscar Marina, Executive Vice President and General Counsel, Elizabeth Arden, Inc.

Howard Chatzinoff, Partner, Weil, Gotshal & Manges LLP

Mitra Hormozi, Executive Vice President, General Counsel, Revlon, Inc.

Michael Sheehan, Senior Vice President, Deputy General Counsel and Secretary, Revlon, Inc.

David E. Zeltner, Partner, Milbank, Tweed, Hadley & McCloy LLP

Scott W. Golenbock, Partner, Milbank, Tweed, Hadley & McCloy LLP

3